UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Hathaway Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419011101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Noah Klarish & Associates, 230 Park Avenue, 32nd Fl. NY, NY 10169 (212) 973-1111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101                                            Page 2 of 6 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             206,800 (includes 184,300 shares held by Albert
   Shares               Associates, L.P.)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        328,500 shares including 184,300 shares held by Albert
                        Investment Associates, L.P. and 121,700 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority.
                        --------------------------------------------------------
                  10    Shared Dispositive Power
                        121,700 shares held by various accounts over which Mr.
                        Albert has discretionary authority
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      328,500
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      7.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer.

          This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

          (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

          (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule") and filed Amendment No. 1 to Schedule 13D for an event of November 11, 1996 ("Amendment No. 1"). Except to the extent set forth in this Amendment, the information in the Initial Schedule and Amendment No. 1 remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

          Ira Albert directly owns 22,500 shares of the Issuer's Common Stock for which he paid $61,488.70 Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 121,700 shares of the Issuer's Common Stock for which such accounts paid a total of $414,196 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 184,300 shares of the Issuer's Common Stock for which it paid $531,912.25 from its working capital.

Item 5. Interest in Securities of the Issuer.

          (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,244,817 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996) directly beneficially owned by each Reporting Person is as follows:

                                                                Percentage of
Name                           Number of Shares               Outstanding Shares
----                           ----------------               ------------------

Ira Albert                          22,500                           .5%
Albert Partnership                 184,300                          4.3%
Albert discretionary accounts      121,700                          2.9%

          (b) Mr. Albert has sole power to vote 206,800 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 328,500 shares of the Issuer's Common Stock.

          (c) See Appendix I annexed hereto.

                                   Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 16, 1997
                                                /s/   Ira Albert
                                            -----------------------------------
                                                      Ira Albert

                                            ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By:     ALBERT INVESTMENT STRATEGIES, INC.

                                                /s/   Ira Albert
                                    By:     ------------------------------------
                                                  Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


                  All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.


      Trade         No. of Shares        Price Per             Cost of
      Date            Purchased            Share              Purchases
      ----            ---------            -----              ---------

    12/30/96             8,000             $3.38             $ 27,240.00

2. Ira Albert and Family

      Trade         No. of Shares        Price Per             Cost of
      Date            Purchased            Share              Purchases
      ----            ---------            -----              ---------

    12/31/96              500              $3.69              $ 1,892.50

3. Other Discretionary Accounts/Limited Power of Attorney

      Trade         No. of Shares        Price Per             Cost of
      Date            Purchased            Share              Purchases
      ----            ---------            -----              ---------

     11/21/96            5,000              $3.88               $ 19,375
     11/22/96           10,000               4.00                 40,000
      1/13/97           17,500               4.00                 70,000
      1/15/97            5,000               3.88                 19,375
      1/15/97            2,500               4.00                 10,000
                        ------                                 ---------
                        40,000                                  $158,750

         [Following are the Initial and Amendment No. 1 filings to 13D filed by Hathaway Corporation]

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                              Hathaway Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419011101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Noah Klarish, Esq.
                             Foote & Klarish, P.C.
             767 Fifth Avenue, 6th Fl. NY, NY 10153 (212) 980-7777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 20, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |x|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101              SCHEDULE 13D                  Page 2 of 8 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |x|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             167,800 (includes 145,800
   Shares               shares held by Albert Investment Associates, L.P.)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        235,000 (includes 145,800 shares held by Albert
                        Investment Associates, L.P. and 67,200 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority)
                        --------------------------------------------------------
                  10    Shared Dispositive Power
                        67,200 shares held by various accounts over which Mr.
                        Albert has discretionary authority)
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      235,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.5%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

          This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

          (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

          (b) The business address of Ira Albert and of the Albert Partnership are 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326. The general partner of the Albert Partnership is Albert Investment Strategies, Inc., a Massachusetts corporation (the "General Partner"), which also has a business address located at 1304 SW 160th Avenue, Suite 209, Ft. Lauderdale, FL 33326.

          (c) The principal business of Ira Albert and of the Albert Partnership is securities investment.

          (d) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Mr. Albert nor the Albert Partnership nor the General Partner nor any of its executive officers, directors or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

Item 3. Source and Amount of Funds or Other Consideration.

          Ira Albert directly owns 22,000 shares of the Issuer's Common Stock for which he paid $59,596.20 Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 67,200 shares of the Issuer's

Common Stock for which such accounts paid a total of $202,271.75 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 145,800 shares of the Issuer's Common Stock for which it paid $401,022.25 from its working capital.

Item 4. Purpose of Transaction.

          The Reporting Persons have acquired their shares of the Issuer's Common Stock for investment. The Reporting persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions.

          Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their shares of the Issuer's Common Stock, they, either together or separately, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

          The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

          (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,256,381 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996) directly beneficially owned by each Reporting Person is as follows:

                                                              Percentage of
Name                                  Number of Shares      Outstanding Shares
----                                  ----------------      ------------------

Ira Albert                                 22,000                   .5%
Albert Partnership                        145,800                  3.4%
Albert discretionary accounts              67,200                  1.6%

          (b) Mr. Albert has sole power to vote 162,800 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 220,000 shares of the Issuer's Common Stock.

          (c) See Appendix A annexed hereto.

          (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Ira Albert may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by accounts with respect to which Mr. Albert has discretionary authority and shares held by the Albert Partnership by virtue of his control of the General Partner of such entity. Mr. Albert disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the discretionary accounts and by the Albert Partnership.

          Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

          None

                                   Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 1996


                                              /s/ Ira Albert
                                              ----------------------------------
                                                  Ira Albert


                                              ALBERT INVESTMENT ASSOCIATES, L.P.
                                          By: ALBERT INVESTMENT STRATEGIES, INC.


                                          By: /s/ Ira Albert
                                              ----------------------------------
                                                Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS

     All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.

                        No. of
      Trade             Shares        Price Per             Cost of
      Date            Purchased         Share              Purchases
      ----            ---------         -----              ---------

     5/1/96               5,000      $    2.00             $10,150.00
     5/1/96              10,000           2.13              21,550.00
     5/2/96              10,000           2.31              23,494.50
     5/2/96               2,000           2.19               4,459.00
     5/2/96               1,000           2.25               2,290.00
     5/3/96              10,000           2.50              25,300.00
     5/6/96               5,000           2.44              12,337.50
     5/10/96              2,000           2.50               5,060.00
     5/12/96             10,000           2.63              26,550.00
     5/14/96             26,000           2.63              69,030.00
     5/17/96              5,000           2.69              13,587.50
     5/30/96             10,000           2.81              28,530.00
     6/6/96              20,000           3.06              61,979.00
     6/7/96               7,500           3.06              23,273.00
     6/10/96              2,000           3.25               6,680.00
     6/14/96              2,300           3.32               7,721.00
     6/17/96              8,000           3.38              27,270.00
     6/19/96              5,000           3.47              17,493.75
                        -------                           -----------
                        145,800                           $401,022.25

2. Ira Albert and Family

                        No. of
      Trade             Share             Price               Cost of
      Date            Purchased         Per Share            Purchases
      ----            ---------         ---------            ---------

     5/3/96             3,000          $   2.50             $ 7,622.40
     5/12/96            3,000              2.63               7,965.00
     5/14/96           10,000              2.63              26,550.00
     6/3/96             6,000              2.88              17,458.80
                        -----                                ---------
                       22,000                               $59,596.20

3. Other Discretionary Accounts/Limited Power of Attorney

                        No. of
      Trade             Share             Price               Cost of
      Date            Purchased         Per Share            Purchases
      ----            ---------         ---------            ---------

     5/14/96            10,000           $ 2.63            $ 26,550.00
     5/17/96            20,000             2.82              56,362.00
     5/30/96             7,500             2.81              21,318.75
      6/4/96             4,700             3.06              14,534.75
     6/10/96            15,000             3.19              48,262.50
     6/19/96             5,000             3.47              17,493.75
     6/19/96             5,000             3.50              17,750.00
                        ------                             -----------
                        67,200                             $202,271.75

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Hathaway Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419011101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Noah Klarish, Esq.
                               Foote & Klarish, P.C.
                               767 Fifth Avenue, 6th Fl. NY, NY 10153
                               (212) 980-7777
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 1996
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419011101              SCHEDULE 13D                  Page 2 of   Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Ira Albert
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                                                          a. |_|
                                                                          b. |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      PF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of             198,300 (includes 176,300 shares held by Albert
   Shares               Investment Associates, L.P.)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power
                        280,000 (includes 176,300 shares held by Albert
                        Investment Associates, L.P. and 81,700 shares held by
                        various accounts over which Mr. Albert has discretionary
                        authority)
                        --------------------------------------------------------
                  10    Shared Dispositive Power
                        81,700 shares held by various accounts over which Mr.
                        Albert has discretionary authority
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      280,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      6.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer.

          This statement relates to the Common Stock, no par value per share (the "Common Stock"), of Hathaway Corporation, a Colorado corporation (the "Issuer"). The Issuer maintains its principal executive office at 8228 Park Meadows Drive, Littleton, Colorado 80124.

Item 2. Identity and Background.

          (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person."

          (b) The Reporting Person filed an initial Schedule 13D for an event of June 20, 1996 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

          Ira Albert directly owns 22,000 shares of the Issuer's Common Stock for which he paid $59,596.20 Mr. Albert obtained the funds from his personal funds. Mr. Albert has discretionary authority over accounts which own 81,700 shares of the Issuer's Common Stock for which such accounts paid a total of $255,446 from the personal funds of the beneficial owners of such accounts. The Albert Partnership directly owns 176,300 shares of the Issuer's Common Stock for which it paid $504,672.25 from its working capital.

Item 5. Interest in Securities of the Issuer.

          (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 4,249,067 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996) directly beneficially owned by each Reporting Person is as follows:

                                                              Percentage of
Name                            Number of Shares            Outstanding Shares
----                            ----------------            ------------------
Ira Albert                            22,000                        .5%
Albert Partnership                   176,300                       4.1%
Albert discretionary accounts         81,700                       1.9%

          (b) Mr. Albert has sole power to vote 198,300 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 280,000 shares of the Issuer's Common Stock.

          (c) See Appendix I annexed hereto.

                                   Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1996

                                             /s/Ira Albert
                                            ---------------------------------
                                                       Ira Albert



                                            ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By:     ALBERT INVESTMENT STRATEGIES, INC.


                                    By:     /s/ Ira Albert
                                            ---------------------------------
                                                  Ira Albert, President

                                                                      APPENDIX 1

                      TRANSACTIONS IN HATHAWAY CORPORATION
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS


     All transactions were open market purchases and the commissions are included in the price of the shares.

1. Albert Investment Associates, L.P.

                        No. of
      Trade             Shares         Price Per         Cost of
      Date            Purchased         Share           Purchases
      ----            ---------         -----           ---------

     8/19/96            5,000          $  3.25         $  16,500.00
     8/19/96            7,500             3.00            22,800.00
     8/19/96            5,000             2.875           14,579.00
     10/3/96            5,000             3.875           19,679.00
    10/18/96            2,500             3.625            9,192.00
    11/11/96            5,500             3.75            20,900.00
                       ------                           -----------
                       30,500                           $103,650.00


2. Other Discretionary Accounts/Limited Power of Attorney

      Trade         No. of Shares        Price Per          Cost of
      Date            Purchased            Share           Purchases
      ----            ---------            -----           ---------
     8/20/96            5,000          $   3.25          $  16,400.00
      9/9/96            6,500              3.8125           25,029.25
    11/11/96            3,000              3.875            11,745.00
                        ------                           ------------
                        14,500                           $  53,174.25